Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 10:00 a.m. local time on August 20, 2021 (10:00 p.m. Eastern

Time on August 19, 2021).

VOTE BY EMAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY FAX

Mark, sign and date your proxy card and fax it to 1-646-536-3179.

Please Vote, Sign, Date and Return Promptly. All votes must be received by 10:00 p.m., local time on August 19, 2021 (10:00 a.m., Eastern Time on August 19, 2021).

Extraordinary General Meeting Proxy Card - GUARDFORCE AI CO., LIMITED

     DETACH PROXY CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE FOLLOWING PROPOSALS,

(1)	THAT with immediate effect upon passing, every three (3) issued and unissued existing shares of the Company of US$0.001 (the “Existing Shares”) each be consolidated into one (1) share of US$0.003 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$300,000.00 divided into 300,000,000 Existing Shares of a nominal or par value of US$0.001 each to US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(2)	THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a postconsolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(3)	THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each to US$900,000.00 divided into 300,000,000 Consolidated Shares of a nominal or par value of US$0.003 each.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: Please sign exactly as name (or names) appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

GUARDFORCE AI CO., LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on

August 20, 2021

GUARDFORCE AI CO., LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Terence Wing Khai Yap, with the power of substitution, to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Extraordinary General Meeting of Shareholders of Guardforce AI Co., Limited to be held at 10:00 a.m. local time on August 20, 2021 (10:00 p.m. Eastern Time on August 19, 2021) or at any postponement or adjournment thereof.

In their discretion, the proxy is authorized to vote upon any other matter that may properly come before the meeting or any adjournments thereof.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE.

Please check here if you plan to attend the Extraordinary General Meeting of Shareholders at 10:00 a.m. local time on August 20, 2021 (10:00 p.m. Eastern Time on August 19, 2021) ☐

(Continued and to be signed on Reverse Side)